

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Joanna Coles
Chief Executive Officer
Northern Star Acquisition Corp.
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Northern Star Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2020**
> **File No. 333-249138**

Dear Ms. Coles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Your disclosure on page 20 and elsewhere in your prospectus regarding the limitation on conversion rights of stockholders holding 20% or more of the shares sold in this offering does not appear to be consistent with Article Sixth of your form of restated and amended certificate of incorporation filed as Exhibit 3.2. In that regard, we note that such exhibit describes a limitation on conversion rights of stockholders holding more than an aggregate of 15% of the IPO shares. Please revise or advise.

   You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Jeffrey M. Gallant, Esq.